Exhibit 99.1

For Immediate Release

NORSAT COMPLETES PLAN OF ARRANGEMENT WITH
HYTERA COMMUNICATIONS CO., LTD.

Vancouver, British Columbia – July 20, 2017 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced the completion of the plan of arrangement (the “Arrangement”) with Hytera Communications Co., Ltd. (“Hytera”) pursuant to which Hytera Project Corp. (“Hytera Project”), a wholly-owned indirect subsidiary of Hytera directly acquired ownership and control over 5,848,808 common shares of Norsat (the “Norsat Shares”), representing 100% of the issued and outstanding Norsat Shares. The cash purchase price under the arrangement was US$11.50 (or Cdn.$14.57) per Norsat Share, and the total consideration paid for the 5,848,808 Norsat Shares was US$67,261,292 (or Cdn.$85,202,724). Before the arrangement, Hytera did not hold any Norsat Shares.

Dr. Amiee Chan, President and CEO of Norsat, stated “We would like to take this opportunity to thank the past directors, past shareholders, management, employees, customers and other stakeholders for their support. We are thrilled to join the Hytera family and we look forward to serving all of our worldwide customers with an even broader platform of innovative products to meet their stringent requirements for communication solutions”.

Mr. Qingzhou Chen, Chairman of Hytera, added “We are pleased to welcome the Norsat team and suite of products to the Hytera family. Norsat’s antenna and filter products are very complementary to our existing business and we are excited by Norsat’s innovative satellite products and the prospects of the satellite communications industry. We believe the addition of Norsat will create new opportunities for long-term growth”.

The purpose of the arrangement was for Hytera to acquire, through its wholly-owned indirect subsidiary, Hytera Project, all of the issued and outstanding Norsat Shares. With the completion of the plan of arrangement, Norsat’s Shares will be suspended from the NYSE-MKT prior to its opening on July 20, 2017 and are expected to cease to be listed for trading on the NYSE-MKT on or about the close of business on July 31, 2017. Norsat’s Shares will cease to be listed for trading on the Toronto Stock Exchange (the “TSX”) on or about the close of business on July 25, 2017. Norsat intends to apply to the relevant securities regulatory authorities to cease to be a reporting issuer in each of British Columbia and Ontario in Canada and in the United States. It is expected that Dr. Amiee Chan will be the sole director of Norsat post-closing, and Dr. Amiee Chan and Messrs. Arthur Chin and Ken Broom will be the officers, serving as President and CEO, CFO and General Manager, Sinclair Division, respectively, of the Company.

For shareholders who held their Norsat Shares through a broker, the payment of the purchase price will be processed through your broker. For shareholders who held their Norsat Shares in registered form, the payment of the purchase price will be processed after they deposit their share certificates with Computershare Investor Services Inc., the depositary for the transaction, in accordance with the instructions in the Letter of Transmittal previously sent. Any questions regarding payment of the purchase price, including any request for another form of Letter of Transmittal, should be directed to the depositary via telephone at 1-800-564-6253 or via email at corporateactions@computershare.com.

Under the terms of the plan of arrangement, Norsat acquired all outstanding Norsat stock options (the “Norsat Options”) and Norsat restricted share units (the “Norsat RSUs”) (whether unvested or vested) at the same time that Hytera indirectly acquired all outstanding Norsat Shares. The price paid for each Norsat Option was the Canadian dollar equivalent of US$11.50 (being Cdn.$14.57) (calculated as provided for in the arrangement agreement) less the exercise price of the Norsat Option and less any applicable withholdings. The price paid for each Norsat RSU was US$11.50 (or Cdn.$14.57), less any applicable withholdings.

Further information about the arrangement is set forth in the information circular, supplemental information and proxy statement in respect of the securityholders meeting which have been filed with Canadian and United States securities regulators and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A copy of Hytera’s early warning report will appear on the Company’s profile on SEDAR at www.sedar.com and may also be obtained by contacting Mr. Arthur Chin at 1-604-821-2800.

Financial and Legal Advisors

Norsat’s financial advisor for this transaction was Raymond James Ltd. and its legal advisor was McMillan LLP. Hytera’s legal advisor was Baker McKenzie LLP.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

About Hytera Communications Co., Ltd.

Founded in Shenzhen, China in 1993, Hytera Communications Co., Ltd. (002583.SZ) is a closely-held privately-run company listed on the Shenzhen Stock Exchange. With its nine R&D centers around the world, Hytera is a leading global provider of innovative Professional Mobile Radio (PMR) communications solutions to governmental organizations, public security institutions, and customers from other industries like transportation, oil & gas and many other sectors. Hytera aspires to leverage its technologies to improve organizational efficiency and make the world safer. Hytera has a head office located at Hytera Tower, Shenzhen Hi-Tech Industrial Park North, Beihuan RD. 9108# Nanshan District, Shenzhen, P.R.C. More information is available at www.hytera.com.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may”, “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements with respect to the benefits expected to be obtained by completing the plan of arrangement, the purpose of the arrangement, the expected suspension and delisting of the Norsat Shares on the NYSE-MKT and TSX and the application intended to be submitted by Norsat to cease being a reporting issuer in the relevant Canadian and United States jurisdictions. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com